SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           -------------------------

                               SCHEDULE 14D-1/A
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)
                               (FINAL AMENDMENT)

                                      AND

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                           -------------------------

                              PROXIMA CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             BD ACQUISITION CORP.
                                    ASK ASA
                                   (BIDDERS)

                         COMMON STOCK, PAR VALUE $.001
                        (TITLE OF CLASS OF SECURITIES)

                                   744287103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                      -------------------------------------

                               OLE J. FREDRIKSEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                    ASK ASA
                              K.G. MELDAHLSVEI 9
                              N-1602 FREDRIKSTAD
                                    NORWAY
                                (47 69) 34 0155
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                       ----------------------------------------

                                   COPY TO:
                              John A. Healy, Esq.
                              Rogers & Wells LLP
                                200 Park Avenue
                           New York, New York  10166
                                (212) 878-8000

===============================================================================

CUSIP No. 744287103             14D-1 AND 13D                                         Page 2 of 6
=================================================================================================

          1.            Name of Reporting Persons
                        S.S. or I.R.S. Identification Nos. of Above Persons

                                             BD ACQUISITION CORP.
------------------------------------------------------------------------------------------------------------
          2.            Check the Appropriate Box if a Member of a Group
                                                                                                 (a)<square>

                                                                                                 (b)<square>
-------------------------------------------------------------------------------------------------------------
          3.            SEC Use Only

-------------------------------------------------------------------------------------------------------------
          4.            Sources of Funds

                                           BK, AF
-------------------------------------------------------------------------------------------------------------
          5.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)


                                                                                                     <square>
-------------------------------------------------------------------------------------------------------------
          6.            Citizenship or Place of Organization


                                          DELAWARE
-------------------------------------------------------------------------------------------------------------
          7.            Aggregate Amount Beneficially Owned by Each Reporting Person


                                         6,596,224
-------------------------------------------------------------------------------------------------------------
          8.            Check if the Aggregate Amount in Row 7 Excludes Certain Shares


                                                                                                     <square>
-------------------------------------------------------------------------------------------------------------
          9.            Percent of Class Represented by Amount in Row 7


                                            91.8%
-------------------------------------------------------------------------------------------------------------
         10.            Type of Reporting Person


                                            CO
=============================================================================================================

CUSIP No. 744287103             14D-1 AND 13D                                         Page 3 of 6
=============================================================================================================



=============================================================================================================
         1.            Name of Reporting Persons
                       S.S. or I.R.S. Identification Nos. of Above Persons

                                                    ASK asa
-------------------------------------------------------------------------------------------------------------
          2.            Check the Appropriate Box if a Member of a Group

                                                                                                  (a)<square>

                                                                                                  (b)<square>
-------------------------------------------------------------------------------------------------------------
          3.            SEC Use Only

-------------------------------------------------------------------------------------------------------------
          4.            Sources of Funds

                                                      WC
--------------------------------------------------------------------------------------------------------------
          5.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                     <square>
-------------------------------------------------------------------------------------------------------------
          6.            Citizenship or Place of Organization

                                                   KINGDOM OF NORWAY
-------------------------------------------------------------------------------------------------------------
          7.            Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   6,596,224
-------------------------------------------------------------------------------------------------------------
          8.            Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                     <square>
-------------------------------------------------------------------------------------------------------------
          9.            Percent of Class Represented by Amount in Row 7

                                                    91.8%
-------------------------------------------------------------------------------------------------------------

         10.            Type of Reporting Person


                                                      CO
=============================================================================================================

                             TENDER OFFER

     This Statement constitutes (i) the final amendment to the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on March 13, 1998 (the "Schedule 14D-1"), as amended by Amendment Nos. 1, 2, 3 and 4 filed with the Commission on March 26, 1998, March 31, 1998, April 3, 1998, and April 10, 1998, respectively, by BD Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of ASK asa, a corporation organized under the laws of the Kingdom of Norway ("Parent"), and Parent, relating to the tender offer of the Purchaser to purchase all of the outstanding shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of Proxima Corporation, a Delaware corporation, at a purchase price of $11.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"); and (ii) Amendment No. 1 to the Statement on Schedule 13D originally filed with the Commission on March 13, 1998 by the Purchaser and Parent. Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

     The Schedule 14D-1 is hereby supplemented and/or amended as provided below:

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Pursuant to the Offer, which expired at Midnight, New York City time, on Thursday, April 9, 1998, the Purchaser purchased a total of 6,498,173 Shares on April 14, 1998 (or approximately 90.4% of the outstanding Shares). The Purchaser has accepted for payment, but not yet purchased, an additional 98,946 Shares subject to guarantees of delivery or additional documentation.
     In accordance with the terms of the Merger Agreement, after the Purchaser purchased the 6,498,173 Shares, the Purchaser merged with and into the Company on April 14, 1998, pursuant to the "short-form" merger procedure permitted under Delaware law. In connection with the Merger, each issued and outstanding Share (other than those owned by Parent, the Purchaser or any other wholly owned subsidiary of Parent, any Shares held in the treasury of the Company and Shares with respect to which appraisal rights have been demanded and perfected in accordance with applicable Delaware law) were converted into and represent the right to receive $11.00 in cash.

                               SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 1998

                                      BD ACQUISITION CORP.


                                      By: /S/ OLE J. FREDRIKSEN
                                          -------------------------------------
                                         Name: Ole J. Fredriksen
                                         Title: President and Chief Executive
                                                Officer

                               SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 1998

                                      ASK asa


                                      By: /S/ OLE J. FREDRIKSEN
                                          ------------------------------------
                                         Name: Ole J. Fredriksen
                                         Title: President and Chief Executive
                                                Officer